Curtis, Mallet-Prevost, Colt & Mosle LLP

Frankfurt Houston London Mexico City D.C. Milan	Muscat Paris Stamford Washington,	Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178—0061	Telephone 212-696-6000 Facsimile 212-697-1559 E-Mail info@cm-p.com Internet www.cm-p.com

April 24, 2007
VIA EDGAR AND FEDERAL EXPRESS
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Compañía Anónima Nacional Teléfonos de Venezuela Schedule TO-T filed by the Bolivarian Republic of Venezuela on April 9, 2007 (SEC File No. 005-47557)
Ladies and Gentlemen:
     On behalf of the Bolivarian Republic of Venezuela (the “Venezuelan Republic”), we are providing this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated April 18, 2007 (the “Comment Letter”) relating to the Schedule TO-T filed with the Commission on April 9, 2007 in connection with the U.S. Offer to Purchase any and all outstanding American Depositary Shares (“ADSs”) of Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) (“CANTV”). Set forth below are the Venezuelan Republic’s responses to the Staff’s comments. To facilitate your review, each Staff comment set forth in the Comment Letter is reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and is followed by the corresponding response from the Venezuelan Republic. In addition, the Venezuelan Republic is simultaneously filing Amendment No. 1 to the Schedule TO-T (“Amendment No. 1”), a copy of which is included with this letter, which contains the amendments being made to its Schedule TO-T filing in response to the Staff’s comments.

Curtis, Mallet-Prevost, Colt & Mosle LLP	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 2
     Capitalized terms used but not defined in this letter shall have the meanings given to such terms in the U.S. Offer to Purchase, attached as Exhibit 99.A.1.A to the Schedule TO-T.
Schedule TO-T
1.	We note that the bidder holds almost 7% of the outstanding equity in the subject company, has nominated one of the subject company’s directors, the ability to prevent the subject company from engaging in extraordinary transactions or amending some provisions of its organizational documents, and, through its ministries and agencies, regulates the operations of the subject company. Please provide us with your detailed legal analysis of the applicability of Rule 13e-3 to the tender offers. We may have further comment.

Response: Based on the detailed analysis set forth in Attachment I to this letter, the Venezuelan Republic has determined that Rule 13e-3 is not applicable to the Offers.
Offer to Purchase
Important Information, page ii
2.	We note your disclosure relating to Circular 230. Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend here, throughout the offer document, and in any of your exhibits to the Schedule TO, including the letter of transmittal.

Response: The Venezuelan Republic has revised its disclosure to eliminate the Circular 230 disclaimer. See Items 1, 13 and 23 of Amendment No. 1.
Summary Term Sheet, page 1
3.	Please highlight the Bolivar difference in offer price and market price and the fact that security holders tendering into the Venezuelan offer may obtain a higher amount of Bolivars if instead they tendered or delivered into the U.S. offer, as the case may be, and then proceeded to exchange the purchase price using an alternative exchange rate.

Response: In response to the Staff’s comment, the Venezuelan Republic has revised its disclosure to highlight the Bolivar difference in offer price and market price. See Items 2 and 14 of Amendment No. 1. However, the Venezuelan Republic is unable to suggest the use of an exchange rate that is not in compliance with Venezuelan currency exchange laws and regulations.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 3
4.	On a related note, please tell us what consideration you have given to utilizing a different exchange rate for Bolivars payable in the Venezuelan offer such that security holders tendering into that offer are able to receive the higher amount of Bolivars that security holders tendering or delivering into the U.S. offer, as the case may be, would receive if they converted the offer consideration using alternative exchange rates.

Response: The Venezuelan Republic would be unable to utilize a different exchange rate for determining the Bolivars payable in the Venezuelan Offer without violating Venezuelan currency exchange laws and regulations.
5.	We note in response to “Can the U.S. Offer be extended and under what circumstances?” you state that a subsequent offering period begins “after the Venezuelan Republic has completed the purchase of the ADSs tendered during the US. Offer...” Note that Rule 14d-11 requires a subsequent offering period to begin immediately after 9:00 a.m. on the business day after the expiration of the offer. Please revise.

Response: The Venezuelan Republic has revised its disclosure in response to the Staff’s comment. See Items 4, 6, 7 and 16 of Amendment No. 1.
6.	Refer to the question “Do the holders of ADSs or Common Shares have appraisal rights in connection with the Offers?” Please tell us your basis for stating that a tender of securities into the U.S. offer would result in the waiver of all claims of any nature against the bidder or its affiliates. Alternatively, delete your disclosure here and throughout the offer document or provide more specific disclosure about the claims being waived and the laws affected.

Response: The disclosure relating to waiver of claims against the bidder is not intended as a statement; rather, it is an express term of the Offers. By tendering into the Offers, holders will be agreeing to waive claims they may have against the specified persons, effective upon payment of the offer consideration. The relevant disclosure throughout the Offer to Purchase, as well as in the ADS Letter of Transmittal and the Venezuelan Offer Supplement, has been revised to clarify that tendering holders will be agreeing to the waiver and to more specifically describe the claims being waived and the laws affected. See Items 5, 9 and 21 of Amendment No. 1.
The U.S. Offer
Terms of the U.S. Offer, page 16
7.	Please advise how you have disseminated these offer materials. Your response to this comment should address how you have disseminated the offer materials, and what steps you have taken to ensure the adequacy of the means of dissemination pursuant to Rule 14d-4. With respect to your summary advertisement, we do not understand your statement that the information in the U.S. Offer to Purchase is incorporated by reference into the advertisement. Are you attempting to commence by long form publication as permitted by Rule 14d-4(a)(1) through the use of such incorporation by reference? If so,

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 4
this is not permitted by the Rule. Please advise. If you have selected to comply with Rule 14d-4(a)(2), tell us the name of the publication in which the summary publication was made and the date on which it was made.
Response: In reliance on Rule 14d-4(a)(2) of the Exchange Act, the Venezuelan Republic published a summary advertisement announcing the Offers in the New York Times on April 9, 2007. As provided under Rule 14d-6(d)(2)(iv), the summary advertisement states that: (i) the information regarding the U.S. Offer required by paragraph (d)(1) of Rule 14d-6 is incorporated by reference to the U.S. Offer to Purchase, and (ii) the information regarding the Venezuelan Offer required by paragraph (d)(1) of Rule 14d-6 is incorporated by reference to the Venezuelan Offer to Purchase and related Supplement. In accordance with Rule 14d-4(a)(2)(ii), the Venezuelan Republic has undertaken to disseminate tender offer materials by mailing by first class mail or otherwise furnishing with reasonable promptness the tender offer materials relating to the Offers to any security holder who requests such tender offer materials pursuant to the summary advertisement or otherwise.
Acceptance for Payment, page 17
8.	We note your reservation of the right to transfer or assign the right to purchase ADSs tendered into the U.S. offer to one or more of its affiliates. Please confirm your understanding that any persons or entities to whom you transfer or assign such right must be included as a bidder in the offer. Each such person or entity added as a bidder must independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the offer for ten business days from the disclosure of such assignment or transfer, unless the offer is not scheduled to expire for at least ten business days.

Response: The Venezuelan Republic hereby confirms that if it transfers or assigns the right to purchase ADSs tendered into the U.S. Offer to any other person or entity, that person or entity will be included as a bidder in the U.S. Offer and will independently satisfy the disclosure, dissemination and timing requirements of the tender offer rules, including the extension of the U.S. Offer for ten business days from the disclosure of such assignment or transfer, unless the U.S. Offer is not scheduled to expire for at least ten business days.
9.	Please revise the language in the last paragraph of this section that states that you will return ADRs for unpurchased or untendered ADSs “as promptly as practicable” to state that you will make such returns “promptly” as required by Rule 14e-1(c).

Response: The Venezuelan Republic has revised its disclosure in response to the Staff’s comment. See Item 8 of Amendment No. 1.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 5
Material Tax Considerations, page 23
10.	Delete the various references to this discussion for being “general information only.” Security holders are entitled to rely upon the discussion.

Response: The Venezuelan Republic has revised its disclosure in response to the Staff’s comment. See Items 10, 11 and 12 of Amendment No. 1.
Certain Information Concerning the Venezuelan Republic, page 32
11.	With respect to your disclosure in the second bullet point from the end of page 32, please tell us why you need to qualify your disclosure “to the best of [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifier.

Response: As a national government, the Venezuelan Republic is comprised of numerous ministries, subdivisions, departments, agencies and other instrumentalities. The Venezuelan Republic also owns numerous corporate entities. Any of the foregoing may acquire or dispose of the equity securities of Venezuelan and foreign companies from time-to-time, including CANTV. Due to the Venezuelan Republic’s size, organizational and operating scope and network, the Venezuelan Republic would be unable to make an unqualified representation regarding transactions in CANTV common shares by all of its subdivisions, departments, agencies and instrumentalities and by all of its associates and wholly- and majority-owned affiliates without undue expense and effort, if at all. Based on these constraints, the Venezuelan Republic believes that the only way to ensure the complete accuracy of the disclosure is by including a knowledge qualifier. Consistent with the foregoing, the Venezuelan Republic has clarified its disclosure to make it clear that the knowledge qualifier also applies to the Venezuelan Republic’s ministries, subdivisions, departments, agencies and other instrumentalities, as well as to its associates and majority-owned affiliates and other corporate entities owned by it. See Item 15 of Amendment No. 1.
12.	Refer to the last bullet point on page 32. Please revise your reference to “Regulation 14D” with a specific reference to the rules in that regulation that may require the transaction disclosure.

Response: The referenced disclosure has been revised in response to the Staff’s comment. See Item 15 of Amendment No. 1.
Conditions to the U.S. Offer, page 34
13.	We note your disclosure in the last sentence of the subsection “Appointment as Proxy” (page 21). It appears that the referenced language is an additional condition to the offer. Please revise this section to include it as such.

Response: We respectfully disagree that the referenced language constitutes an additional condition to the U.S. Offer. Rather, the same or substantially similar language

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 6
is commonly used in tender offers to give the bidder the right to reject securities that have been tendered by a security holder if the bidder is not entitled to have and exercise all rights and privileges with respect to those securities, free and clear of any liens, restrictions, charges and other encumbrances, upon acceptance and payment for the tendered securities.1 The cited language describes criteria for determining if an ADS has been validly tendered in the U.S. Offer based on whether the Venezuelan Republic will be entitled to have and exercise all rights and privileges with respect to that ADS. This is distinguishable from a condition to the U.S. Offer, which would permit the Venezuelan Republic to reject all validly tendered ADSs if the condition was not satisfied.
14.	We note your disclosure in the last paragraph of the section “The Verizon Memorandum” that the terms of the offers differ from the terms required by the Verizon memorandum. Please disclose how this affects the conditions to the offer and the obligation of GTE Venholdings to tender its securities.

Response: The referenced disclosure has been revised in response to the Staff’s comment. See Item 20 of Amendment No. 1. Supplementally, the Venezuelan Republic acknowledges that if Verizon does not tender its Shares and ADSs in the Offers, whether because of the differences between the terms of the Offers and the requirements of the Verizon Memorandum or otherwise, such failure would constitute a material change in the information published, sent or given to security holders, and would require compliance with Rules 14d-4(d) and 14d-6(c), which would require that such change be promptly disclosed in additional tender offer material, and that the Venezuelan Republic disseminate disclosure about such change in the same manner as the information about the U.S. Offer was originally disseminated, and could require an extension of the offer period depending on when the Venezuelan Republic becomes aware of Verizon’s failure to or intent not to tender.
15.	Refer to condition (vi). Because the condition refers to any change in the company’s outstanding capitalization, it appears to be overbroad. Please revise your offer materials to include a reasonableness or materiality standard. The ability of the issuer to determine, in its sole discretion, whether the condition has occurred may render the offer illusory.

Response: The referenced disclosure has been revised in response to the Staff’s comment. See Items 3 and 17 of Amendment No. 1.
16.	We note you have reserved the right to assert the occurrence of any of the conditions to the offer “at any time from time to time.” Defining the conditions as an ongoing right which may be asserted at any time from time to time suggests that conditions to the offer

[1]	See, for example, the corresponding sections of the Offers to Purchase included in the following filings: (i) Tender Offer Statement filed on April 4, 2007 by RG Acquisition I Corp., in respect of the tender offer for securities of Global Imaging Systems, Inc.; (ii) Tender Offer Statement filed on April 2, 2007 by Louisiana Acquisition Sub, Inc., in respect of the tender offer for securities of Biosite Incorporated; and (iii) Tender Offer Statement filed on March 16, 2007 by Singapore Technologies Semiconductors Pte Ltd and Temasek Holding (Private) Limited, in respect of the tender offer for securities of STATS ChipPAC Ltd.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 7
may be raised or asserted after expiration of the offer. Please be advised that all conditions to the offer, other than those subject to applicable law, must be satisfied or waived before the expiration of the offer. Revise the disclosure in the closing paragraph of this section to make clear that all conditions, other than those subject to government approvals, will be satisfied or waived on or before expiration of the offer.

Response: The Venezuelan Republic has revised its disclosure in response to the Staff’s comment. See Item 18 of Amendment No. 1.

17.	Refer to the second sentence in the last paragraph of this section relating to your failure to exercise any of the rights described in this section. This language suggests that once an offer condition is triggered, you must decide whether or not to waive the condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding supplementally.

Response: The Venezuelan Republic understands and acknowledges that once a condition has been triggered and it decides to proceed with the Offers, the decision to proceed constitutes a waiver of the triggered condition, and, depending on the materiality of the waived condition and the number of days remaining in the U.S. Offer, the Venezuelan Republic may be required to extend the U.S. Offer and recirculate new disclosure to security holders.
Background of the Offers, page 36
18.	Please expand your disclosure regarding the “series of negotiations.” Disclose, for example, when the negotiations took place and what was discussed each time the parties negotiated.

Response: The Venezuelan Republic has revised its disclosure in response to the Staff’s comment. See Item 19 of Amendment No. 1.
Letter of Transmittal
19.	Your requirement that each tendering security holder “ratify each and every act or thing which may be done or effected by any director, or other person nominated by the Venezuelan Republic or their respective agents, as the case may be, in the exercise of his or her powers and/or authorities hereunder” is inappropriate and should be deleted.

Response: The Venezuelan Republic has revised its disclosure in response to the Staff’s comment. See Item 22 of Amendment No. 1.
*****

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 8
     We note based upon the amendments to the Schedule TO-T for the U.S. Offer set forth in Amendment No. 1, the Venezuelan Republic is making conforming changes, if and to the extent appropriate, to the Schedule TO-T filed with the Commission on April 9, 2007 in connection with the Venezuelan Offer to Purchase any and all outstanding Common Shares of CANTV. A copy of Amendment No. 1 to the Schedule TO-T for the Venezuelan Offer, which will be filed with the Commission concurrently with the filing of Amendment No. 1, has been included with this letter.
     In connection with responding to the Staff’s comments, the Venezuelan Republic has advised us of its acknowledgement that:
•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Venezuelan Republic may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6943 or Lawrence Goodman at 212-696-6099.

Very truly yours,
/s/ Valarie A. Hing
Valarie A. Hing

cc:	Yosmary García (Comisión Nacional de Telecomunicaciones)

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 9
Attachment I
This Attachment I accompanies an April 24, 2007 letter (the “Response Letter”) from Curtis, Mallet-Prevost, Colt & Mosle LLP, addressed to the U.S. Securities and Exchange Commission, Division of Corporation Finance, relating to the “Compañía Anónima Nacional Teléfonos de Venezuela Schedule TO-T filed April 9, 2007 by the Bolivarian Republic of Venezuela, SEC File No. 005-47557” (the “Schedule TO”).
In this Attachment, Compañía Anónima Nacional Teléfonos de Venezuela (CANTV) is referred to as the “Company” and the Bolivarian Republic of Venezuela is referred to as the “Republic”. Otherwise, terms defined in the Response Letter are used in this Attachment I as defined in the Response Letter.
This Attachment I sets out the Republic’s detailed analysis in response to Comment No. 1 of the Staff’s Comment Letter dated April 18, 2007 relating to the Schedule TO.
************
          For the reasons set out below, the Republic, has determined that Rule 13e-3 is not applicable to the Offers.2
          Our response below is organized in two parts: (i) we describe certain relevant background information; and (ii) we analyze the applicability of Rule 13e-3 to the tender offers.
I. Relevant Background Information:
     A. Certain Information regarding the Company3
          1. Share Capital: The capital stock of the Company is divided into four classes of common stock: Class A Shares, Class B Shares, Class C Shares and Class D Shares (collectively, “Shares”). As further described below, pursuant to the Company’s By-laws, Class A, B and C Shares may only be held by certain persons and automatically convert into Class D Shares when transferred by such persons, except that Class B Shares automatically convert to Class C shares if transferred to employees or retirees of the Company. Each Share of every class is equal in all respects — Shares of each class have the same par value, and each Share has one

[2]	We note that the Republic acknowledges that the Offers are being conducted with the purpose of causing, or are reasonably likely to cause, the ADSs and the Class D Shares to be de-listed from or by the NYSE, and that they therefore constitute a “Rule 13e-3 transaction”.

[3]	The following description of the Company is based on publicly available information concerning the Company filed with or furnished to the Commission, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2005 filed on June 29, 2006 (the “Company 20-F”), the Company’s Report of Foreign Issuer on Form 6-K filed on March 19, 2007 (the “Form 6-K”) and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed on April 13, 2007 (the “Schedule 14D-9”), as well as from the Company’s By-laws and certain other limited information and documents made available by the Company to the Republic. The share ownership information is based on share ownership information contained in the Schedule 14D-9.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 10
vote in any meeting of shareholders and participates equally in the case of any dividends or other distributions — except as described below.
          Class A Shares: Class A Shares may be held only by former members of VenWorld Telecom, C.A. (“VenWorld”), a Venezuelan company formed in 1991 by a consortium of private investors to acquire Class A Shares in connection with the privatization of the Company by the Republic. Class A Shares automatically convert into Class D Shares when transferred to entities not wholly owned by such persons. As of February 28, 2007, Class A Shares represented approximately 31.90% of the total outstanding capital stock of the Company. Such Shares are held by a subsidiary of Verizon Communications, Inc. (“Verizon”), which holds 196,401,427 Class A Shares (representing 24.95% of the Company’s total outstanding capital stock), a subsidiary of Telefónica S.A., a Spanish telecommunications service company (“Telefónica), which holds 54,410,144 Class A Shares (representing 6.91% of the Company’s total outstanding capital stock), and by Banco Mercantil, C.A., a Venezuelan bank, which holds 367,139 Class A Shares.
          Class B Shares: Class B Shares may be held only by the Republic and other Venezuelan public sector entities. Class B Shares automatically convert into Class D Shares when transferred to non-public-sector individuals or entities, except that upon transfer to employees or retirees of the Company, Class B Shares automatically convert into Class C Shares. As of February 28, 2007, Class B Shares represented approximately 6.59% of the total outstanding capital stock of the Company. Such shares are held by Banco de Desarrollo Económico y Social de Venezuela (the Venezuelan Economic and Social Development Fund Bank or “BANDES”), which holds all but one of the Class B Shares, and the Ministerio del Poder Popular para la Infraestructura (the Ministry of the Popular Power for Infrastructure or the “Infrastructure Ministry”), which holds the remaining Class B Share.
          The holders of Class B Shares have the right, voting as a separate class, to elect one director to the Company’s Board of Directors (the “Board”). In addition, approval by holders of a majority of Class B Shares, voting as a separate class, is required for the following matters: (i) dissolution, merger or any other extraordinary corporate transaction, or repurchase or reduction of the Company’s capital; (ii) sale of the Company’s assets; and (iii) amendments to the Company’s By-laws in respect of the following: corporate purpose; classes of shares; characteristics of the classes, including the number of shares, ownership and transfer restrictions, conversion features, preferential purchase rights (including rights and special procedures relating to Class C Shares); the number of votes per share; certain features of shareholders’ meetings, including with respect to giving notice, calling meetings, quorum, vote and special class voting rights; increase in share capital; composition of the Board, rights of classes of shares to representation on the Board, manner of filling Board vacancies, qualifications for Board membership, frequency, notice and quorum for meetings of the Board, voting requirements for Board action; related party transactions; and the duty and authority of the Board to authorize the Company to enter into certain contracts and from time to time to establish levels of contracts that may be approved or executed by the President without the express authorization of the Board.4

[4]	See Article 10 of the Company’s By-laws, together with Articles 11(c), (d) and (e).

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 11
          Class C Shares: Class C Shares may be owned only by employees, former employees and retirees of the Company and certain related persons and entities. Class C Shares automatically convert into Class D Shares when transferred to any individual or entity other than a permitted holder. As of February 28, 2007, Class C Shares represented approximately 6.02% of the total outstanding capital stock of the Company.
          The holders of Class C Shares, voting as a separate class, have the right to elect 2 directors to the Board if the Class C Shares represent at least 8% of the capital stock of the Company and one director if the Class C Shares represent at least 3% of the capital stock of the Company. The Class C director(s) must be employees (with at least five years of continuing service) or retirees of the Company.
          Class D Shares: The Company’s By-laws do not contain any restriction on who may own Class D Shares. Class D Shares are the only class of Shares that may be represented by ADSs. As of February 28, 2007, Class D Shares (including Class D Shares represented by ADSs) represented approximately 55.47% of the total outstanding capital stock of the Company. Verizon holds 4,001,311 ADSs, which represent 28,009,177 Class D Shares, and together with the Class A Shares held by Verizon, represent approximately 28.51% of the total outstanding capital stock of the Company. In addition, based on a Schedule 13D filed with the Commission, and last amended by a Schedule 13G Amendment dated February 14, 2006, Brandes Investment Partners, L.P., a registered investment adviser (together with certain other filing persons) hold an aggregate of 17,764,681 ADSs (which represent 124,352,767 Class D Shares, or 15.80% of the Company’s total outstanding capital stock). Additional ADSs (representing Class D Shares aggregating 11.76% of the Company’s total outstanding capital stock) are held by three other U.S.-based investment advisory firms and similar investors.5
          2. Management of the Company: The Company is managed by the Board. The Board consists of the President of the Company and eight other principal directors, each of whom has an alternate to act in his or her absence. The members of the Board are elected annually at a shareholders’ meeting.
          As further described above, holders of Class B Shares, voting as a separate class, are entitled to elect one director and holders of Class C Shares, voting as a separate class, are entitled to elect one director if they hold up to 3% of the Company’s capital stock and two directors if they hold up to 8% of the Company’s capital stock. In addition, any shareholder or group of shareholders holding Class A Shares and/or Class D Shares representing at least 20% of the total outstanding Shares and meeting certain other conditions is entitled to proportional representation on the Board. Otherwise, the Company’s directors are elected by vote of the shareholders, with all Common Shares voting as a single class. Currently, six directors of the Company are elected by the shareholders voting as a single class.

[5]	As disclosed in the Schedule 14d-9, based on Schedule 13G filings, the following filers (together with related filing persons) hold ADSs representing the indicated number of Class D Shares and percentage of the Company’s total outstanding capital stock: Renaissance Technologies Corp. – 24,123,400 (3.06%); Julius Baer Investment Management LLC – 38,338,181 (4.87%); and Steven A. Cohen – 30,121,000 (3.83%).

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 12
          According to the Schedule 14D-9, currently four of the nine principal directors of the Company and two alternate directors are affiliates of Verizon. BANDES and the Infrastructure Ministry, as holders of Class B Shares, have appointed one director, and the Company’s employees, former employees and retirees and related holders of Class C Shares have appointed one director. At the time the Verizon Memorandum (as defined below) was entered into, at least three of the nine principal directors were affiliates of Verizon. The number of directors affiliated with Verizon suggests that other shareholders, that together with Verizon, constitute holders of a majority of the Company’s Common Shares, are voting to approve directors nominated by or affiliated with Verizon.
          The Company’s day-to-day operations are managed by its executive officers. The Company’s executive officers would normally include a President, a Chief Operating Officer and a Chief Financial Officer. The President of the Company is elected by a vote of the shareholders, with all Common Shares voting as a single class. All other executive officers of the Company are appointed by the Board, and hold office at its discretion.
          Verizon establishes and pays directly (subject to reimbursement from the Company) the salary and employment-related benefits of two of the Company’s principal executive officers: Mr. Vincente Llatas and Mr. Armando Yañes. Mr. Llatas was formerly the Chief Operating Officer of the Company. He is currently Chairman, President and Chief Executive Officer, a position he assumed following the resignation on April 12, 2007 of the former Chairman, President and Chief Executive Officer, Mr. Gustavo Roosen (whose salary and employement-related benefits Verizon had also established and paid directly (subject to reimbursement from the Company) until April 3, 2006, following which time they were established and paid directly by the Company). The director appointed by holders of Class B Shares is not an executive officer of the Company, nor are any of the Company’s executive officers designated by or otherwise representatives of the Republic.
     B. The Republic’s Regulation of the Company
          The Company operates pursuant to concessions with the Republic, and is subject to regulation by the Comisión Nacional de Telecomunicaciones (the Venezuelan National Telecommunications Commission or “CONATEL”), the Venezuelan regulatory authority responsible for the oversight and regulation of the telecommunications industry. The Company is also subject to regulation by various other Venezuelan regulators, including the Comisión Nacional de Valores (the Venezuelan National Securities Commission or the “CNV”), Superintendencia para la Promocion y Proteccion de la Libre Competencia (the Venezuelan Anti-trust Agency for the Promotion and Protection of Competition or “Procompetencia”), the Comisión de Administración de Divisas (the Commission for Administration of Foreign Exchange or “CADIVI”) and Servicio Nacional Integrado de Administración Aduanera y Tributaria (the Tax and Customs Administrative Service or “SENIAT”).
     C. Certain Information Relating to the Offers
          1. Background of the Offers: On January 8, 2007, the President of the Republic announced the intention of the Republic to nationalize Venezuelan companies operating in certain strategic sectors. These included the Company. The purpose of the Offers is

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 13
for the Republic to acquire control of the Company in furtherance of such intent. The timing of the Republic’s announcement and of the Offers was not based on any specific information about the Company. Rather, the timing was driven by the Republic’s national development plan and strategy.
          As described below, the Republic negotiated an agreement relating to the Offers with Verizon. The Republic did not engage in any discussions or negotiations with the Company relating to the Offers prior to the announcement of the Verizon Memorandum, and there is no agreement in place between the Republic and the Company in respect of the Offers.
          2. The Republic’s Agreement with Verizon: Following a series of negotiations between representatives of the Republic and Verizon relating to a possible transaction in which the Republic would acquire Verizon’s interest in the Company, on February 12, 2007, the Republic and Verizon and Verizon’s affiliate, GTE Venholdings B.V., through which Verizon holds its interest in the Company (“Venholdings”), entered into a memorandum of understanding (the “Verizon Memorandum”) pursuant to, and subject to the terms and conditions of, which: (1) the Republic agreed to conduct the Offers and (2) Venholdings agreed to tender its 28.51% interest in the Company into the Offers for an aggregate price of approximately US$572 million.
          The Verizon Memorandum specifies certain express conditions to the Republic’s obligation to commence and complete the Offers. In addition, the Verizon Memorandum provides that prior to the closing of the Offers, (1) Verizon and its affiliates will continue to transact business with the Company and its subsidiaries in a manner consistent with past practice (including with respect to their continued performance under any contract for the provision of goods or services to the Company and its subsidiaries) and (2) neither Verizon nor its subsidiaries or affiliates will amend or terminate any such contract without the prior consent of the Republic’s Minister of Telecommunications (or his designee) or vote as a shareholder of the Company to approve any action or transaction of the Company or its subsidiaries outside of the ordinary course of business.6 The Verizon Memorandum also provides for Verizon and Venholdings to use their reasonable best efforts to facilitate the establishment of a transition team to facilitate the transition of the Company into an entity controlled by the Republic.
II. Analysis
     A. Introduction.
          Pursuant to Rule 13e-3, if an affiliate of an issuer conducts a tender offer for a class of the issuer’s securities, and the tender offer is for the purpose of creating, or is reasonably likely to result in, certain effects, including the delisting of a class of the issuer’s securities which is listed on a national securities exchange, the affiliate is required to comply with the disclosure and other requirements of Rule 13e-3. Rule 13e-3 defines an “affiliate” of an issuer as “a person that directly or indirectly through one or more intermediaries controls, is controlled by or is

[6]	We note that it is established that the inclusion of typical covenants of this sort in merger and other acquisition agreements do not by themselves cause an otherwise unaffiliated purchaser to become an affiliate of the target company.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 14
under common control with such issuer.”7 “Control” is not defined in Rule 13e-3; however, “control” is defined elsewhere under the Exchange Act, as well as for purposes of the Securities Act of 1933, as amended (the “Securities Act”), as “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through ownership of voting securities, by contract, or otherwise.”8 The determination of whether a “control” relationship exists requires an analysis of all the relevant facts and circumstances.
          We note at the outset that Rule 13e-3 is designed to elicit disclosure that would permit non-affiliate shareholders to assess the fairness of a transaction where an affiliate (or the issuer) is on the other side of the transaction, and therefore is in a position to control the timing or terms of the transaction to its benefit and potentially to the detriment of non-affiliate shareholders.9
          For the reasons described below, the Republic does not believe it is an affiliate of the Company, and therefore Rule 13e-3 does not apply to the Offers. Furthermore, as described above, the Republic determined to acquire control of the Company in furtherance of its broad national development strategy and plan. Neither the timing of the Republic’s decision to acquire control of the Company, nor the terms of such acquisition, was related to or based on any specific information about the Company.
     B. Discussion
          1. The Republic is not an affiliate of the Company by virtue of its share ownership.
          The Republic beneficially owns 6.59% of the total outstanding capital stock of the Company. In addition, as a result of such ownership, the Republic (i) has the right to elect a member of the Board; and (ii) is entitled to approve certain extraordinary corporate actions, as further described above. For the following reasons, the Republic does not believe that these rights give it the power to control or direct the control of the “management and policies” of the Company.
          1. At the outset we note that the Republic’s ownership of 6.59% of the Company’s capital stock, by itself, is not sufficient to give the Republic the ability to control the issuer. The Commission treats a 10% ownership level as creating a presumption of control. A person holding a less than 10% interest may also be a control person, depending on the circumstances of a particular case. However, where as is the case here, there are other significant shareholders, the mere ownership of less than 7% of the Company’s capital stock, without more, would not cause the Republic to be treated as an affiliate. As described above, two of the original members of the Company’s privatization consortium hold an aggregate of in excess of 35% of the Company’s capital stock: Verizon holds 28.51% and Telefónica holds

[7]	Rule 13e-3(a)(1).

[8]	See Rule 12b-2 under the Exchange Act and Rule 405 under the Securities Act.

[9]	See e.g., Release No. 17719 (April 13, 1981), Interpretative Release Relating to Going Private transaction under Rule 13e-3, which describes the concerns that Rule 13e-3 seeks to address.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 15
6.91%. In addition, Brandes Investment Partners, L.P. (together with certain other persons that have filed the same Schedule 13G as Brandes Investment Partners, L.P.) hold an aggregate of 15.80% of the Company’s capital stock. Together Verizon, Telefónica and Brandes Investment Partners, L.P. (and the other filing persons on its Schedule 13G) hold an aggregate of approximately 51% of the Company’s capital stock. Additional ADSs representing Class D Shares aggregating 11.76% of the Company’s capital stock are held by three other U.S.-based investment advisory firms and similar investors.
          2. The director appointed by BANDES is only one of nine directors. By himself, he may have the ability to influence the deliberations and decisions of the Board, as is true for any individual director; however, he cannot unilaterally direct or cause the direction of the management and policies of the Company. This is especially true where as here, other shareholders are entitled to or have more significant board representation. As indicated above, at the time the Verizon Memorandum was entered into at least three of the Company’s nine directors were affiliates of Verizon, and currently, four of the Company’s directors are affiliates of Verizon.
          3. The Commission Staff takes the position that members of an issuer’s senior management are affiliates of the issuer. The Company’s day-to-day operations are run by its executive officers. The director appointed by BANDES is not an executive officer of the Company, and none of the Company’s executive officers is designated by or is otherwise a representative of the Republic. As noted above, however, Verizon establishes and pays directly (subject to reimbursement from the Company) the salary and employment-related benefits of two of the Company’s principal executive officers, the current Chairman and President and Chief Executive Offer (who at the time the Verizon Memorandum was entered into was Chief Operating Officer) and the Chief Financial Officer, and previously also established and paid directly (subject to reimbursement from the Company) the salary and benefits of the Company’s former Chairman, President and Chief Executive Officer. These arrangements, together with Verizon’s share ownership and the number of directors that are affiliates of Verizon, are more suggestive of control of the Company by Verizon rather than by the Republic.
          4. The approval rights attaching to the Class B Shares do not give the Republic the power to control the “management and policies” of the Company. Rather, the Class B approval rights, which give the Republic the power to block certain extraordinary items, are more in the nature of the sorts of rights found in credit and other financing agreements and rights afforded preferred shareholders. Yet, except in extraordinary circumstances (such as for example, where there is a default and a creditor in fact assumes control of a borrower), these arrangements would not be deemed to create a control relationship. Indeed, in at least one instance the Staff of the Office of Mergers and Acquisitions appears not to have objected to the position that a creditor with customary covenants and protections in its agreement with the issuer in a 13e-3 transaction was not required to become a filing person on the Schedule 13E-3.10 At

[10]	Based on a review of a Schedule 13E-3 filed by Metaldyne Corporation (“Metaldyne”) and Heartland Industrial Partners, L.P. on October 5, 2006 and the related Staff comments and filing persons’ responses, including amendments to the Schedule 13E-3. Metaldyne involved the issuance of an information statement/proxy statement on Schedules 14A and 14C under the Exchange Act in connection a merger of Metaldyne and certain related matters. Shareholder approval for the merger was not being sought as shareholders holding a number of shares sufficient to approve the merger were actively involved in the merger and had already approved the merger.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 16
the time of the Metaldyne merger, DaimlerChrysler (“DCX”) owned senior subordinated notes issued by Metaldyne, which contained customary covenants and remedies, including a provision that gave DCX the right to consent to the merger because of the proposed merger financing. Nonetheless, the Metaldyne transaction was allowed to proceed without DCX becoming a filing person on the Schedule 13e-3. The parties to the Metaldyne transaction took the position that DCX was not an affiliate of Metaldyne, despite having the same involvement in the transaction as certain other parties that agreed to become 13e-3 filers. Like certain of the 13e-3 filers, DCX owned preferred stock issued by Metaldyne, the proceeds of which it agreed to reinvest in Metaldyne’s new parent company in exchange for preferred stock to be issued by the parent company. In support of their position that DCX was not an affiliate of Metaldyne, the parties noted that DCX did not own any voting securities of Metaldyne, nor did it have any contractual right that provided it with sole or shared “control” of Metaldyne. This was in contrast to certain other parties that (hereinafter referred to as “CSFB” and “Masco”) that held respectively, approximately 24.60% and 5.82% of Metaldyne’s common stock. DCX was distinguished from CSFB and Masco on the basis that CSFB and Masco (but not DCX) were part of a group of shareholders representing in excess of 45% of the company’s common stock who, together with the holder of approximately 50.04% of the company’s common stock, were parties to a stockholders agreement under which the parties had agreed to vote their shares to elect a majority of directors designated by the 50.04% shareholder, one designated by CSFB in consultation with the 50.04% shareholder, and one director designated by Masco. The Republic believes that its relationship to the Company is analogous to DCX’s to Metaldyne. Despite the Republic’s ownership of capital stock and ability to designate a director of the Company, as discussed in paragraphs 1 through 3 above, the Company is controlled by one or more persons individually or jointly, which does not include the Republic. Also, the approval rights attaching to the Republic’s Class B Common Shares are analogous to covenants contained in financing agreements such as the agreement relating to Metaldyne notes held by DCX.
          5. The matters on which the Class B Shares have separate class voting rights are not matters that pertain to the “management and policies” of the Company. Rather they go to (a) the existence, and fundamental nature of the business of, the Company and its equity capital structure; and (b) basic corporate governance and procedural matters. Notably, the Board retains the power to control, manage and administer the Company, including to establish policies for implementing its plans and objectives, and to establish and recommend policies for it organization, administration and functioning.11
          The Republic does not believe that the factors discussed above, either individually or in the aggregate, are sufficient to dictate a conclusion that it has the ability to direct or cause the direction of the management and policies of the Company. The ownership of 6.59% of the Company’s total capital stock and the right to elect one board member should be given little, if any, weight in the analysis. The 6.59% ownership does not suggest control on the part of a holder where, as is the case with the Company, there are other shareholders with significantly larger positions, particularly when it is considered that certain of the other

[11]	See Articles 20(a) and (d) of the Company’s By-laws.

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 17
shareholders are likely to act together as a group. Similarly, the right to appoint a single board member of a nine-member board, where a single other shareholder controls three board seats, does not afford the holder the power to direct the management and policies of the corporation. The Republic notes that the facts here are not such that BANDES or the Infrastructure Ministry or the Class B director normally acted or acts together with other shareholders or directors with which they might be said to constitute a control group.
          2. The Republic is not an affiliate of the Company by virtue of its regulatory relationship.
          As in most countries, telecommunications is a regulated industry in Venezuela, with CONATEL being the designated regulator. The Republic does not believe, however, that CONATEL’s regulatory authority should be treated as giving CONATEL the power to control or direct the control of the “management and policies” of the Company. Likewise, the regulatory authority of other Venezuelan regulators should not result in those regulators being treated as persons with the power to control or direct the control of the “management and policies” of the Company. In a very broad sense, every regulator may be said to influence the industry and participants in the industry that it regulates. However, it would be unusual to consider a regulator, solely in its capacity as a regulator, as a “control” person for U.S. securities law purposes. A regulator’s role is to ensure that the industry participant observes regulatory requirements; still within that context each industry participant has the freedom, guided by its board of directors and managers, to adopt and implement its own business policies and strategies.
          We note that the question arises as to whether the regulator should not be treated as a control person of the regulated company in the unique situation at hand where the regulator is controlled by the purchaser in the Rule 13e-3 transaction. As discussed above, however, the Republic’s determination to acquire control of the Company was independent of any specific details or information about the Company (other than that it is a significant participant in the strategically important telecommunications industry). The existence of a regulatory relationship between CONATEL and other Venezuelan regulators and the Company, therefore, was irrelevant to the such determination, as well as to the specific determination of the timing and the terms of the offers.
          3. The Republic did not become an affiliate by virtue of the negotiation or performance of the Verizon Memorandum.
          In Section ii.D.3 of the Staff’s Current Issues Outline dated November 14, 2000 (the “Outline”), the Commission Staff outlined certain circumstances when a purchaser in a going-private transaction might be deemed an affiliate of the issuer. The Staff noted that “where management of the issuer-seller that will be going private is essentially “on both sides” of the transaction, the purchaser also may be deemed to be an affiliate of the issuer engaged in the transaction and, as a consequence, required to file on Schedule 13E-3.”12 The Staff’s position

[12]	See “Excerpt from Current Issues and Rulemaking Projects Outline (November 14, 2000), Section II.D.3. Mergers & Acquisitions – Current Issues – Schedule 13D-3 Filing Obligations of Issuers or Affiliates Engaged in a Going-Private Transaction,” available at http://www.sec.gov/divisions/ocrpfin/guidance/ci111400ex_private.htm

curtis, mallet-prevost, colt & mosle llp	Daniel F. Duchovny, Esq.
Attorneys and Counsellors at Law	U.S. Securities and Exchange Commission
April 24, 2007
Page 18
assumes that members of senior management of the issuer that is going private are affiliates of the issuer.
          As described above, in connection with the Offers, the Republic entered into the Verizon Memorandum with Verizon and Venholdings. Because Verizon may be considered an affiliate of the Company, the Verizon Memorandum raises the question of whether the relationship between Verizon and the Republic causes the Republic to become an affiliate, in the manner contemplated by the Outline. The determination of whether a purchaser should be treated as an affiliate by virtue of an existing affiliate acting “on both sides” of a transaction “necessarily turns on all relevant facts and circumstances of the particular transaction.”13 The facts at hand do not support this conclusion.
          Verizon was not and is not “on both sides” of the transaction, whether as a result of the Verizon Memorandum or otherwise. Verizon is a selling shareholder that will retain no interest in the Company following completion of the Offers; therefore, the circumstances and concerns contemplated by the Outline are not present here. Further, the interactions between the Republic and Verizon since execution of the Verizon Memorandum also supports the position that Verizon is not “on both sides” of the transaction. The Republic has kept Verizon generally informed about the status of the Republic’s preparation for the Offers and the parties have generally kept each other informed about the status of their required filings and similar activities. However, the parties have not had any contact suggesting that Verizon is “on both sides” of the transaction. Indeed, when the Republic has had a need for information from or relating to the Company, the Republic has made requests directly to the Company.
          Based on the foregoing, Verizon cannot be said to have acted “on both sides” of the transaction when negotiating the Verizon Memorandum; and therefore, the Republic should not be treated as an affiliate of the Company by virtue of the existence or implementation of the Verizon Memorandum.
          As noted above, the Republic did not engage in any discussions or negotiations with the Company relating to the Offers prior to the announcement of the Verizon Memorandum, and there is no agreement in place between the Republic and the Company in respect of the Offers. We note that the transition team structure called for under the Verizon Memorandum has been implemented. Under this structure, designees of the Republic have been able to interact with and obtain information from the Company since the execution of the Verizon Memorandum so that they can begin to plan for the proposed transition of the Company to its new ownership and strategy following the completion of the Offers. The Republic does not believe that the Company’s interactions with and provision of information to the Republic, including by way of the transition team, should affect the analysis of whether the Republic is an affiliate of the Company for the purpose of Rule 13e-3. Such interactions have taken place and information has been provided after the terms of the Offers were fixed under the Verizon Memorandum.

[13]	Id.